December 3, 2004

BY FACSIMILE AND DIRECT ELECTRONIC
TRANSMISSION

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	First Health Group Corp.
Schedule TO-I
Filed November 15, 2004

Dear Ms. Adams:

     On behalf of First Health Group Corp. (the “Company”), and in response to the Staff’s comments provided in a letter dated November 23, 2004, we have submitted for filing, via direct electronic transmission, Amendment No. 3 to the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”). We have enclosed for your review a courtesy copy of Amendment No. 3 to the Schedule TO.

     To assist your review, the full text of each of the Staff’s comments in the November 23, 2004 comment letter precedes our response.

Schedule TO-I

1.	We note that you have entered into a merger agreement with Coventry Health Care. You state you are making this offer because you “have agreed in [y]our merger agreement with Coventry to make this offer . . .. in order to reduce the number of options required to be assumed by Coventry so that it is less likely that Coventry stockholder approval will be required to complete the merger.” Please provide us your analysis regarding whether this offer is being conducted on behalf of Coventry Health Care, and therefore Coventry is subject to Regulation 14D and must file a Schedule TO. See Rule 14d-1(c)(1). In your analysis, please address the source of funds for the offer. For example, we note that you will pay for the options using funds available under a line of credit with your bank. Tell us how the merger agreement addresses this and similar loans, lines of credit, etc. It appears that Coventry would assume the debt obligation, and therefore be the ultimate source of

December 3, 2004

funds for this offer. For additional guidance in determining the bidder in a tender offer please refer to Item II.D.2 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects, which is available on our website at www.sec.gov.

In addition, tell us whether you have determined that a Coventry shareholder vote will not be required. We note that the officers and directors have agreed to tender into the offer.

Response: The offer is being effected neither by nor on behalf of Coventry Health Care, Inc. (“Coventry”). Referencing Item II.D.2 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects, we advise the Staff of the following:

•	Did the person play a significant role in initiating, structuring and negotiating the tender offer?

Analysis: The Company initiated, structured and negotiated the offer; Coventry’s role was and will continue to be minimal.

In the course of the negotiations of the merger, Coventry advised the Company of its view that, under the interpretations of the New York Stock Exchange, the stockholders of Coventry might need to approve the proposed transaction with the Company and that such an approval would thus become a condition of the consummation of the merger. In subsequent negotiations to eliminate conditions to the merger, including those associated with third party consents and financing, the board of directors of the Company sought to structure the transaction in a manner which would also eliminate, for the benefit of the Company’s stockholders, any condition associated with a stockholder approval at Coventry. Such an effort to mitigate or eliminate contingencies not within the control of the target company is commonplace, for such conditions can delay or prevent consummation of a transaction to the detriment of a target’s stockholders.[1]

After discussions with counsel, the Company concluded that a reduction in the amount of its options outstanding at the time of the merger would eliminate the requirement for such a stockholder approval condition, and the Company’s board of directors accordingly proposed to Coventry that the Company conduct the offer. The Company established all material terms of the offer, which were accepted by Coventry, including the structure and timing of, and price paid, in the offer.

The merger agreement affords Coventry no rights with respect to the offer and imposes no contractual obligations upon the Company as to the conduct of the offer, other than that the Company use its “commercially reasonable efforts to

[1]	See, e.g., Mergers, Acquisitions and Buyouts, Ginsburg and Levin, pp 22-58, 59 (footnotes 63 and 66).

December 3, 2004

solicit the consent” of each option holder to cancel his or her options in exchange for a cash payment equal to the offer price — a tender offer is not even referenced.

Further, the failure of the Company to obtain any consents from option holders to cancel his or her options does not result in a failure of a condition to completion of the merger — Coventry is then required to seek a stockholder approval, if necessary (see Section 2.5.2 of the merger agreement).

•	Is the person acting together with the named bidder?

Analysis: Coventry is not acting together with the Company. Coventry has no contractual rights concerning the conduct of the offer. As noted above, the Company alone prepared and distributed all offer materials and solely controls the conduct of the offer, including the power to amend or modify its terms, and complete or terminate the offer (subject to the terms of the offer and applicable law). There are no agreements or arrangements with Coventry concerning the offer (other than as noted herein). Further, the Company responds to all inquiries of offerees directly or through its own agents.

•	To what extent did or does the person control the terms of the offer?

Analysis: Coventry does not control the terms of the offer, as it neither structured the terms (as discussed above) nor does it control (by contract or in fact) the conduct of the offer. Coventry has no rights under the merger agreement concerning the offer and the Company may modify any and all terms of the offer without the consent of Coventry (other than as noted herein).

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

Analysis: Coventry is neither providing the financing for the offer, nor has it had any role in obtaining the financing for the offer, as the Company will obtain the funds to pay the aggregate offer price from cash on hand and borrowings under its existing revolving credit facility, which has been in place since April of 2002. As of the date of this letter, the Company has approximately $215 million of unused availability on its revolving credit facility and the maximum required amount needed to complete the offer would be approximately $43,700,000 if all options were tendered (this amount includes estimated fees and expenses applicable to the offer).

The Company’s ability to effect this borrowing is not dependent upon the occurrence of the merger, and if the borrowing were to occur and the merger not to be consummated, the Company alone would be responsible for such debts. Further, there is no express, implied or de facto credit support of Coventry for such credit facility or these borrowings thereunder.

December 3, 2004

Under Delaware law, the debts of the Company, including any amounts outstanding under the Company’s revolving credit facility, become the debts of the surviving company in the merger, which will be a subsidiary of Coventry. Coventry itself does not, however, assume the debts of the Company or guaranty the obligations of that subsidiary. Coventry has advised the Company that it intends, as is customary in transactions of this nature, to refinance the Company’s credit facility in connection with the completion of the merger. As a result, all amounts drawn by the Company under the credit facility to fund the offer will likely be refinanced upon the completion of the merger. However, the refinancing of a free-standing credit facility based upon the combined companies’ credit position should not be determinative as to whether the companies involved in the merger are co-bidders. Otherwise, the target would become a co-bidder in any tender offer in which a traditional bidder were to, post-merger, create a combined credit facility for itself and the target, as the target’s credit would be supporting the borrowings that refinance the pre-merger credit facility used to fund the acquisition of the target.

•	Does the person control the named bidder, directly or indirectly?

Analysis: Coventry does not control the bidder (the Company). It has no stock ownership in the Company and has no representation on the Company’s board of directors, nor do any contractual arrangements effect direct or indirect control of the Company. There is no de facto influence over the conduct of the offer due to the pendency of the merger, for consummation of the merger is not dependent upon completion of the offer, either as to financing for the offer (as discussed above) or any requisite approvals (as Coventry has otherwise covenanted to seek to obtain stockholder approval if necessary).

•	Did the person form the nominal bidder, or cause it to be formed?

Analysis: The Company, a listed company, is the sole bidder.

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Analysis: All of the options being acquired in the offer will be cancelled prior to the merger. Coventry will not, directly or indirectly, acquire any interest in such options or the underlying shares.

•	We also consider whether adding the person as a named bidder means shareholders will receive material information that is not otherwise required under the control person instruction.

Analysis: In the event Coventry filed a Schedule TO, the information contained therein would repeat information currently on file with the Securities and Exchange Commission and which has been readily available since the offer

December 3, 2004

commenced. Such information was recently updated and included as part of a Registration Statement filed on Form S-4 initially filed with the SEC on November 8, 2004, which is incorporated in significant part by reference in the Schedule TO.

As to the Staff’s comment concerning the necessity of a Coventry stockholder approval, Coventry has advised the Company that Coventry stockholder approval will be required under applicable rules of the New York Stock Exchange if the Company does not acquire options to purchase at least 6,760,757 shares of the Company’s common stock pursuant to the offer. As with all offers, whether that threshold will be achieved will not be known definitely until the offer and associated withdrawal rights terminate.[2] There is also a practical level of assurance that the necessary tenders will occur and not be withdrawn due to the fact that all of the Company’s directors and certain members of its senior management have irrevocably agreed to tender 5,258,510 options. An additional 3,055,179 options with an exercise price that significantly exceed the implied market value of the Company’s common stock in the merger were outstanding as of the date of the offer; the Company believes it highly probable that such “underwater” option holders will tender and not withdraw, since they will receive $1.25 for each “underwater” option in the offer. As of December 2, 2004, 5,432,107 options have been tendered by First Health option holders, including 2,224,805 options held by option holders that do not have tender agreements. Therefore, as of December 2, 2004, an aggregate of 7,483,315 options have been tendered or are subject to agreements to tender.

2.	Please tell us when and how you commenced this offer. We note that the Schedule TO-I was filed on November 15, 2004. We also note the text of the message filed as an exhibit to the first amended Schedule TO-I, which indicates that, as of November 18, 2004, the offer is being mailed to option holders’ homes. It is unclear whether the offer will be open twenty business days as required by Rule 13e-4(f)(1)(i). Please advise.

Response: The Company commenced the offer pursuant to Rule 13e-4(e)(1)(ii) by mailing the Offer to Purchase, Election Form and related documents directly to each of the Company’s option holders. The Company sent the offer materials to its outside mail vendor on November 16, 2004 and the offer materials were post-marked via United States mail on or before November 17, 2004. In response to the Staff’s comment and to ensure that the offer meets the requirements of Rule 13e-4(f)(1)(i), the Company has extended the expiration date of the offer to 10:00 a.m., Eastern Time, on Friday, December 17, 2004.

[2]	For example, in a tender offer subject to a minimum tender condition of a majority of the shares, the bidder cannot be assured that 50.1% has been tendered and not withdrawn until the offer expires and such withdrawal rights end and a tally can be undertaken. If less than 50.1% has been tendered, the bidder customarily extends the offer by issuing a press release by 9:00 a.m., Eastern time, the following business day as required by Rule 14e-1(d) and solicits additional tenders.

December 3, 2004

     Offer to Purchase

     Summary Term Sheet, page 1

3.	The disclosure on page 3 indicates that the offer is open to employees and former employees. Are there any additional persons who hold options subject to the offer? Revise the offer to clarify who holds these options and, if accurate, that the offer is open to all option holders.

Response: The offer is open to all option holders, which include the Company’s current and former employees, directors, officers and consultants. The disclosure on page 3 is intended to clarify that only option holders who are current or former employees of the Company will be subject to tax withholding.

The Company has revised the disclosure in response to the Staff’s comment to clarify that the options are held by the Company’s current and former employees, directors, officers and consultants and that the offer to open to all option holders. In addition, the Company has revised the disclosure to clarify that option holders who are not employees or former employees of the Company will not be subject to tax withholding.

4.	Please clarify how you will be able to satisfy all conditions of the offer prior to expiration of the offer. We note that the offer is contingent upon satisfaction of all of the conditions to the merger and that the offer will be consummated immediately prior to the merger.

Response: The offer is contingent upon satisfaction of all of the conditions to the completion of the merger, which include, among other things, adoption of the merger agreement by Coventry’s stockholders if Coventry stockholder approval is required under applicable rules of the New York Stock Exchange. Coventry has advised us that Coventry stockholder approval will be required under applicable rules of the New York Stock Exchange if the Company does not acquire options to purchase a minimum of 6,760,757 shares of the Company’s common stock pursuant to the offer.

As a consequence, as with a customary minimum tender condition in an offer that is subject to withdrawal rights up to the time of expiration (see footnote 2, supra), until the Company’s offer expires it cannot be certain that a number of options will be tendered and not withdrawn sufficient to result in satisfaction of the merger condition related to the Coventry stockholder approval.

In this offer, which is not subject to a minimum tender condition, if fewer than 6,760,757 options are tendered, the Company expects either to (1) extend the offer to solicit a sufficient number of additional tenders, including, if necessary, by modifying the terms of the offer, or (2) seek approval for the merger from Coventry’s stockholders.

December 3, 2004

     Conditions, page 14

5.	Revise the document to disclose all conditions of the offer in this section. This should include all conditions of the merger agreement, which are conditions of this offer.

Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that all of the conditions to the completion of the merger agreement are described in the section titled “The Merger – Conditions to the Completion of the Merger.”

6.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Furthermore, in the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. For example, revise the following:

•	Please revise the second paragraph to include an objective standard for the determination of whether each of the conditions has been satisfied. For example, you condition the offer on whether an event occurs that “materially impair[s] the benefits [you] believe [you] will receive from the offer” (emphasis added).

Response: The Company has revised the offer in response to the Staff’s comment to remove the condition related to events that materially impair the benefits expected to be received by the Company from the offer.

•	Also revise the second paragraph to specify or generally describe the benefits of the offer to you so that option holders will have the ability to objectively determine whether the condition has been triggered.

Response: The Company has revised the offer in response to the Staff’s comment to remove the condition related to events that materially impair the benefits expected to be received by the Company from the offer, eliminating the need to provide such a description.

•	In the third paragraph, omit the reference to actions or inactions by you.

Response: The Company has revised the disclosure in response to the Staff’s comment to omit the reference to actions or inactions by the Company.

•	Revise the third paragraph to provide an objective standard to your ability to determine whether the offer conditions have been satisfied.

December 3, 2004

Response: The Company has revised the disclosure in response to the Staff’s comment to provide that the Company’s ability to determine whether the offer conditions have been satisfied will be subject to the Company’s reasonable discretion.

Certain U.S. Federal Income Tax Consequences, page 21

7.	Revise the title to this section to eliminate the term “certain.” Response: The Company has revised the title to this section in response to the Staff’s comment to delete the term “certain.”

8.	We note the second sentence to this paragraph. Please tell us whether there exist any option holders who were not “granted their options in connection with the performance of services.”

Response: All of the option holders were granted their options in connection with the performance of services for the Company.

     Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Response: The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

December 3, 2004

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 3, 2004

* * *

     If you have any questions with respect to the foregoing, please contact Bradley Faris at (312) 876-6514 or me at (312) 876-7666.

Sincerely,

/s/ Mark D. Gerstein

Mark D. Gerstein

Enclosure

cc:	Susan T. Smith, General Counsel Bradley C. Faris